Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Immuron Limited (ASX: IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Daniel Pollock
Date of Last Notice:	14 March 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	13 November 2024
		Shares	Options
No. of securities held prior to change	Direct	643,550	1,600,000
	Indirect	174,480	-
	Total	818,030	1,600,000
Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Number disposed		Shares	Options
	Direct	-	-1,600,000
	Indirect	-	-
	Total	-	-1,600,000

+ See chapter 19 for defined terms.
01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a
No. of securities held after change		Shares	Options
	Direct	643,550	-
	Indirect	174,480	-
	Total	818,030	-
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapse of options upon expiry 13 Nov 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.
01/01/2011	Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Immuron Limited (ASX:IMC)
ABN:	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Ravi Savarirayan
Date of Last Notice:	9 February 2021

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or Indirect Interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director Related Entity
Date of change	13 November 2024
No. of securities held prior to change		Shares	Options
	Direct	409,090	900,000
	Indirect	468,750	-
	Total	877,840	900,000
Class	Unlisted Options

Number acquired		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

Number disposed		Shares	Options
	Direct	-	-
	Indirect	-	-900,000
	Total	-	-900,000

+ See chapter 19 for defined terms.
01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a
No. of securities held after change		Shares	Options
	Direct	409,090	-
	Indirect	468,750	-
	Total	877,840	-
Nature of change Example: On-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapse of options upon expiry 13 Nov 2024

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.
01/01/2011	Appendix 3Y Page 2